Mail Stop 3010

November 3, 2009

Mr. Jack E. Salmon
Chief Financial Officer and Treasurer
RAIT Financial Trust.
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

      Re: RAIT Financial Trust
              Form 10-K for the year ended December 31, 2008
              Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009
              File No. 1-14760

Dear Mr. Salmon:

      We have read your supplemental response letter dated October 27, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Consolidated Statements of Operations, page 91

1.   We note your response to our prior comment 4. Your presentation of "Income (loss) before other income (expense), taxes and discontinued operations" appears to represent a measure equivalent to "income from operations." As such, please revise your financial statements in future filings to include asset impairment losses in this subtotal, in accordance with the provisions of paragraph 25 of SFAS 144.

Notes to Consolidated Financial Statements

Note 8. Fair Value of Financial Instruments, page 122

2.   Please revise future filings to include disclosures required by paragraphs 19(c) and 19(d) of SFAS 159, or tell us how you have complied with these requirements.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant